200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

April 19, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hartford Series Fund, Inc. (SEC Files Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Skeens:

We are writing in response to comments you provided telephonically to me on March 21, 2013, with respect to Hartford Series Fund, Inc. Post-Effective Amendment Nos. 99, 100 and 101 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 63, each filed on February 15, 2013.  On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.              Comment:           Please confirm supplementally that all missing information, including performance data, information relating to each fund’s fees and expenses, and exhibits, will be filed in amendments to the registration statements.

Response:            The Registrants confirm that all missing information will be filed in amendments to the registration statements.

2.              Comment:           With respect to the American Funds HLS Funds, please clarify supplementally whether any of these funds will be sold to variable annuity and variable life insurance separate accounts of Forethought Life Insurance Company (“Forethought”) and, if so, please so state in the disclosure.

Response:            The American Funds HLS Funds are not sold to Forethought separate accounts.  Accordingly, the Registrant has not revised the disclosure in response to this comment.

3.              Comment:           Please explain supplementally whether the HLS funds have or will seek shareholder approval for the investment management agreements between the Registrants and the funds’ new investment manager, Hartford Funds Management Company, LLC (“HFMC”).

Response:            The HLS funds will not seek shareholder approval for the investment management agreements with HFMC.  The change in investment manager from HL Investment Advisors, LLC (“HL Advisors”) to HFMC did not constitute an “assignment,” as defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”), of the funds’ investment management agreements, and, therefore, did not require shareholder approval under Section 15 of the 1940 Act.  In this regard, the Registrants note that (i) there were no changes to the personnel primarily responsible for the provision of investment advisory and management services to the funds as a result of the change in investment manager and (ii) both HL Advisors and HFMC are indirect, wholly owned subsidiaries of Hartford Life, Inc., an indirect, wholly owned subsidiary of The Hartford Financial Services Group, Inc.; therefore, there was no change to the entity ultimately deemed to control the funds’ investment manager.  As a result, the change in investment manager qualified for the exclusion from the definition of assignment provided by Rule 2a-6 under the 1940 Act, which excludes a transaction from Section 2(a)(4)’s definition of “assignment” if the transaction “does not result in a change of actual control or management of the investment adviser . . . .”

4.              Comment:           The staff of the U.S. Securities and Exchange Commission (the “Staff”) notes that each fund recently changed investment managers and that Small/Mid Cap Equity HLS Fund recently changed its sub-adviser.  If these changes materially affect the information in a fund’s expense table, please restate the information in the table using current expenses and include the appropriate footnote per Instruction 3(d)(ii) to Item 3 of Form N-1A.

Response:            The Registrants confirm that the change in the funds’ investment manager and/or sub-adviser, as applicable, did not materially affect the information in the funds’ expense tables.  Accordingly, the Registrants have not restated the expense tables in response to this comment.

5.              Comment:           With respect to Global Research HLS Fund, High Yield HLS Fund, and Global Growth HLS Fund, please include “Derivatives Risk” in the Main Risks section of each Fund’s Summary Section and in the Additional Information Regarding Risks and Investment Strategies section given that each Fund’s principal investment strategy discloses investments in derivatives.

Response:            With respect to High Yield HLS Fund, the Registrant will revise the disclosure consistent with this comment.

With respect to Global Research HLS Fund and Global Growth HLS Fund, the Registrant does not consider “Derivatives Risk” to rise to the level of a main risk of investing in the Funds.  The Registrant notes that it has determined to include references to derivatives in each Fund’s Principal Investment Strategy section to clarify when an investment in derivatives will be counted as a foreign investment for purposes of each Fund’s policy to invest at least 40% (and normally not less than 30%) in foreign investments representing at least three different countries outside the United States. The Registrant believes, however, that such investments do not rise to the level of a principal investment strategy of these Funds.  Accordingly, the Registrant has included “Derivatives Risk” under the heading “Additional Risks and Investment Information” of each Fund’s Prospectus rather than in the Main Risks section.

In addition, the Registrant notes that Global Research HLS Fund and Global Growth HLS Fund are each managed in a substantially similar manner to funds offered to retail investors, and as such have the same strategies and risks as the corresponding retail fund.  The requested changes would result in an inconsistency between each Fund’s Prospectus and the currently effective prospectus for the corresponding retail fund.  For these reasons, the Registrant respectfully declines to make the proposed changes.

6.              Comment:           With respect to Total Return Bond HLS Fund, please include “Junk Bonds Risk” in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section given that the Fund’s Prospectus states that the Fund may invest up to 20% of its net assets in securities rated below investment grade.

Response:            The Registrant does not consider “Junk Bonds Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to securities rated below investment grade in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.  The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included the risks related to securities rated below investment grade under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.  If, in the future, the Fund’s investment in securities rated below investment grade were to rise to the level of a principal investment strategy, the Registrant would supplement the disclosure to include “Junk Bonds Risk” as a Main Risk.

In addition, the Registrant notes that the Fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  The requested change would result in an inconsistency between the Fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

7.              Comment:           With respect to Disciplined Equity HLS Fund, please provide a brief explanation of “quantitative analysis” in the Principal Investment Strategy section or Main Risks section.

Response:            As disclosed in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section, Wellington Management Company, LLP (“Wellington Management”) identifies candidates for fundamental research with an internally-developed quantitative analytical approach. This quantitative approach evaluates each security, favoring those with attractive valuation, momentum, balance sheet and situations and events factors.”  The Registrant believes that this provides an adequate discussion of Wellington Management’s quantitative approach.  In addition, the Registrant notes that the Fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  The requested change would result in an inconsistency between the Fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

8.              Comment:           With respect to U.S. Government Securities HLS Fund, please include “Sovereign Debt Risk” and “Foreign Investments Risk” in the Main Risks section of the Summary Section and in the Additional Information Regarding Risks and Investment Strategies section given that the Fund’s Prospectus states that the Fund may invest up to 20% of its net assets in securities issued or guaranteed by the governments of, or agencies or instrumentalities of the governments of, certain specified countries (“non-U.S. government securities”).

Response:            The Registrant does not consider either “Sovereign Debt Risk” or “Foreign Investments Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to non-U.S. government securities in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.  The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included both “Sovereign Debt Risk” and “Foreign Investments Risk” under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.  If, in the future, the Fund’s investment in foreign investments and/or sovereign debt securities were to rise to the level of a principal investment strategy, the Registrant would supplement the disclosure to include “Foreign Investments Risk” and/or “Sovereign Debt Risk” as Main Risks.

9.              Comment:           Please explain supplementally why the risk disclosure relating to small capitalization stocks included in the Prospectuses for Small/Mid Cap Equity HLS Fund and Capital Appreciation HLS Fund differs significantly from the risk disclosure relating to small capitalization stocks included in the Prospectuses for Small Company HLS Fund and SmallCap Growth HLS Fund.

Response:            The Registrants note that “Mid Cap and Small Cap Stock Risk” is listed as a main risk of Small/Mid Cap Equity HLS Fund and Capital Appreciation HLS Fund, while “Small Cap Stock Risk” is listed as a main risk of Small Company HLS Fund and SmallCap Growth HLS Fund.  Accordingly, because the disclosure for Small/Mid Cap Equity HLS Fund and Capital Appreciation HLS Fund relates to both mid- and small-capitalization stocks, it differs from the disclosure for Small Company HLS Fund and SmallCap Growth HLS Fund, which relates only to small-capitalization stocks.

10.       Comment:           With respect to Portfolio Diversifier HLS Fund, please provide the performance information required by Item 4 of Form N-1A, as the Fund has been in operation for at least one full calendar year.

Response:            The Registrant will revise the disclosure consistent with this comment.

11.       Comment:           With respect to U.S. Government Securities HLS Fund, please explain supplementally why the Fund uses the Barclays Intermediate Government Bond Index (the “Barclays Index”) as its benchmark index.  If the principal investment strategy of the Fund is to invest in intermediate duration government bonds, please indicate as such in the Principal Investment Strategy section.

Response:            The Registrant notes that, as an unmanaged index of government bonds, the Barclays Index is the broad-based market index that most closely matches the Fund’s principal strategy of investing at least 80% of its assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.  The Registrant further notes that, as disclosed in the Principal Investment Strategy section of the Additional

Information Regarding Risks and Investment Strategies section, the Fund normally will maintain a dollar weighted average duration of between 1 and 7 years, which is consistent with the average duration of the Barclays Index.

12.       Comment:           With respect to American Funds Global Growth HLS Fund, please disclose the reason for the change from the old to the new benchmark index in the summary section.

Response:            The Registrant notes that the disclosure regarding the change in the Fund’s benchmark index is no longer applicable and was erroneously included in the initial filing.  In this regard, the Registrant notes that, in the Fund’s prospectus dated May 1, 2012, the Fund’s average annual total returns table included both the MSCI World Index and the MSCI All Country World Index in accordance with the requirements of Instruction 2(c) to Item 4(b)(2) of Form N-1A in order to reflect the transition to the Fund’s current benchmark, the MSCI All Country World Index.  The Registrant will delete the prior benchmark from the Fund’s average annual total returns table and will also delete the discussion of the change from the Performance Notes section for the May 1, 2013 Prospectus.

13.       Comment:           With respect to all funds using secondary benchmarks, in the Past Performance section of the Prospectuses, please disclose information about the secondary index in the narrative explanation accompanying the bar chart and table per Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response:            The Registrants note that Instruction 2(b) to Item 4(b)(2) of Form N-1A provides that, if an additional index is included in the average annual total returns table, a fund should “disclose information about the additional index in the narrative explanation accompanying the bar chart and table . . . .”  The Registrants, in keeping with the summary nature of each fund’s Summary Section, have included this information by directing investors to the Performance Notes section of the Prospectus, which contains a description of the additional index.  For these reasons, the Registrants respectfully decline to make the proposed change.

14.       Comment:           Please explain supplementally what a “modified capitalization-weighted index” is with respect to all funds using such an index.

Response:            The Registrants note that a capitalization-weighted index is a stock market index where market capitalization determines the weight of the individual stocks included in the index.  According to the S&P Dow Jones Indices: Index Mathematics Methodology (available at

https://www.sp-indexdata.com/idpfiles/emdb/prc/active/methodology/methodology-index-math.pdf) (the “S&P Dow Jones Index Methodology”), a modified market capitalization weighted index “is one where index constituents have a user-defined weight in the index.”  The S&P Dow Jones Index Methodology indicates that “[t]his methodology is typically used for indices where some constituents are confined to a maximum weight, and the excess weight is distributed proportionately among the remaining index constituents.”

15.       Comment:           With respect to MidCap HLS Fund and MidCap Value HLS Fund, the Staff notes that the Purchase and Sale of Fund Shares section of each Fund’s Prospectus states that fund shares will be sold to variable annuity and variable life insurance separate accounts of both Hartford Life Insurance Company (“Hartford Life”) and its affiliates and Forethought.  However, the Staff notes that the cover page of the Prospectuses indicates that the Funds’ shares are generally only being sold in connection with contracts issued before August 16, 2004.  Please explain supplementally why the disclosure is inconsistent or revise if necessary.

Response:            The Registrant confirms that shares of the Funds are generally only being sold in connection with contracts issued before August 16, 2004 and are not offered through contracts issued by Forethought.  Accordingly, the Registrant will revise the Prospectuses consistent with this comment.

16.       Comment:           Please update the first paragraph of the Investment Manager and Sub-Adviser section of the Prospectuses (the Management of the Funds section of the Prospectuses for the American Funds HLS Funds) to disclose HFMC’s assets as of the date it became the funds’ investment manager (i.e., January 1, 2013).

Response:            The Registrants will revise the disclosure consistent with this comment.

17.       Comment:           For those funds where the disclosure has not been updated, please update the information concerning management fees paid to HL Advisors to reflect the 2012 fiscal year.

Response:            The Registrants will revise the disclosure consistent with this comment.

18.       Comment:           With respect to the American Funds HLS Funds, because HL Advisors was the investment manager until January 1, 2013, please revise the disclosure regarding management fees paid to the investment manager accordingly.

Response:            The Registrants will revise the disclosure consistent with this comment.

19.       Comment:           With respect to Balanced HLS Fund, please revise the Investment Manager and Sub-Adviser — Portfolio Manager section to correct typographical errors that make the sentence unnecessarily confusing.

Response:            The Registrant will revise the disclosure consistent with this comment.

20.       Comment:           With respect to Small/Mid Cap Equity HLS Fund, the Staff notes that the second paragraph of the Performance Notes section states that, prior to January 1, 2013, the Fund was managed by HL Advisors.  The Staff notes that the fifth paragraph, however, states that prior to January 1, 2013, the Fund was managed by Hartford Investment Financial Services, LLC (“HIFSCO”).  Please resolve this apparent inconsistency.

Response:            The Registrant confirms that, prior to January 1, 2013, the Fund was managed by HL Advisors and the reference to HIFSCO was erroneously included.  The Registrant will revise the disclosure accordingly consistent with this comment.

21.       Comment:           With respect to Small/Mid Cap Equity HLS Fund, please remove the references to Classes R3, R4 and R5 from the Performance Notes section.

Response:            The Registrant will revise the disclosure consistent with this comment.

22.       Comment:           With respect to Portfolio Diversifier HLS Fund, please explain how the contract owner data from both Hartford Life and Forethought will be weighted (e.g., by percentage of fund assets or some other way).

Response:            The Registrant notes that the contract owner data from both Hartford Life and Forethought is aggregated and average information is used for purposes of calculating the Portfolio Diversifier Index.  No particular weighting is given to the data from either source.  However, because amounts allocated to the Fund through Forethought contracts currently represent a smaller portion of the Fund’s assets than amounts allocated to the Fund through Hartford Life contracts, the Forethought information impacts the average to a lesser extent than the Hartford Life information.

23.       Comment:           With respect to Portfolio Diversifier HLS Fund, please confirm supplementally that there are compliance procedures or other specific instructions in place to ensure that Forethought cannot manipulate the contract owner data.

Response:            The Registrant notes that HFMC and the Fund’s Chief Compliance Officer review the policies and procedures established by Forethought with respect to the handling of contract holder data to confirm that HFMC is comfortable that such policies and procedures are reasonably designed to provide HFMC with accurate data.  In addition, HFMC has put in place controls that it believes are reasonably designed to protect the integrity of the data.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 19, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment Nos. 99, 100 and 101 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
Hartford Series Fund, Inc.

[HARTFORD LETTERHEAD]

Hartford HLS Series Fund II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 19, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford HLS Series Fund II, Inc. (the “Registrant”) (SEC File Nos. 033-3920 and 811-04615) Post Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
Hartford HLS Series Fund II, Inc.